Exhibit 12.1
PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three
	Months
	Ended
	March 31,	Twelve Months Ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations	$15,798	$317,143	$223,163	$246,590	$225,384	$236,563
Income taxes	8,609	156,418	126,892	136,142	102,202	152,145
Fixed charges	57,799	225,119	214,430	214,803	225,041	219,178

Total Earnings	$82,206	$698,680	$564,485	$597,535	$552,627	$607,886

Fixed Charges:
Interest expense	$50,992	$196,826	$185,087	$183,527	$193,973	$187,039
Estimated interest portion of annual rents	6,807	28,293	29,343	31,276	31,068	32,139

Total Fixed Charges	$57,799	$225,119	$214,430	$214,803	$225,041	$219,178

Ratio of Earnings to Fixed
Charges (rounded down)	1.42	3.10	2.63	2.78	2.45	2.77